SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-21821
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                           NOTIFICATION OF LATE FILING

(CHECK ONE):/ /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

For Period Ended: SEPTEMBER 30, 1999
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/ /  Transition  Report  on Form  10-K / /  Transition  Report  on Form 10-Q / /
Transition Report on Form 20-F / / Transition Report on Form N-SAR / / Transition Report on Form 11-K

For the Transition Period Ended:
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Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:.

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                        PART I -- REGISTRANT INFORMATION

      Full Name of Registrant: CONSOLIDATED CAPITAL OF NORTH AMERICA, INC.
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                           Former Name if Applicable:

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           Address of principal executive office (Street and number):
                           410 17TH STREET, SUITE 400
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                City, State and Zip Code: DENVER, COLORADO 80202
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                  PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

/X/ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
// (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
// (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant continues to work with its secured lenders in the liquidation of the assets of its three operating subsidiaries. The Registrant must work with the Assignees and Receivers to get the applicable financial information. As such, the Registrant needs additional time in order to accumulate the necessary information for a correct and timely filing. As a result, the Registrant has been unable to complete and timely file the subject Form 10-QSB without unreasonable effort and expense.





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                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Donald R. Jackson          888                      313-8051
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          (Name)           (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AT THE PRESENT TIME THE REGISTRANT CAN NOT MAKE A REASONABLE ESTIMATE OF THE AMOUNT OF THE LOSS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 BUT BASED UPON INCOMPLETE INFORMATION THE LOSS WOULD BE GREATER THAN THE LOSS INCURRED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998. THE LOSS INCURRED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AMOUNTED TO APPROXIMATELY $10 MILLION.


                  CONSOLIDATED CAPITAL OF NORTH AMERICA, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 15, 1999          By: /s/ Donald R. Jackson
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                                        DONALD R. JACKSON, SECRETARY, TREASURER